

2025

FINANCIAL STATEMENTS



THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vestech Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Vestech Securities, Inc., as of June 30, 2025. In my opinion, the statement of financial condition presents fairly, in all material aspects, the financial position of Vestech Securities, Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of Vestech Securities, Inc.'s management. My responsibility is to express an opinion on Vestech Securities, Inc.'s statement of financial condition based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Vestech Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
September 23, 2025

VESTECH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025

ASSETS

CURRENT ASSETS

Cash	$ 1,099,733
Deposit with clearing organization	50,762
Commissions receivable	21,589
Other receivables - from affiliated entities	8,275
Prepaid insurance	21,112
Right of use lease asset	39,837
TOTAL CURRENT ASSETS	1,241,308

PROPERTY AND EQUIPMENT, net of accumulated depreciation	-

OTHER ASSETS

Right of use lease asset – non-current	6,375
Security deposit	2,000
TOTAL OTHER ASSETS	8,375

TOTAL ASSETS	$ 1,249,683

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued salaries and commissions payable	79,087
Accounts payable	4,391
Lease obligation payable	39,837
TOTAL CURRENT LIABILITIES	123,315

LONG-TERM LIABILITIES

Lease obligation payable	6,375

STOCKHOLDER'S EQUITY

Common stock (100,000 shares authorized, 1,251 shares issued and 251 outstanding)	35,000
Paid-in capital	61,002
Retained earnings	1,023,991
TOTAL STOCKHOLDER'S EQUITY	1,119,993
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,249,683